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Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Pre-tax income from continuing operations	$507,982	$574,813	$369,636	$362,600	$341,795
Add:
Pre-tax (loss) income from 50% or greater than 50% owned unconsolidated entities	(9,061)	45,313	49,939	46,124	59,165
Limited partners' interest in the Operating Partnership	120,818	128,661	75,841	87,891	89,722
Minority interest in income of majority owned subsidiaries	13,936	11,524	13,743	9,687	7,277
Distributed income from less than 50% owned unconsolidated entities	51,594	53,000	66,165	45,909	42,939
Amortization of capitalized interest	2,462	5,027	2,772	2,533	1,850
Fixed Charges	1,218,298	985,797	932,404	769,883	696,289
Less:
Income from unconsolidated entities	(38,120)	(110,819)	(81,807)	(81,113)	(99,645)
Interest capitalization	(37,270)	(34,073)	(15,502)	(15,546)	(11,059)

Earnings	$1,830,639	$1,659,243	$1,413,191	$1,227,968	$1,128,333

Fixed Charges:
Portion of rents representative of the interest factor	9,032	9,052	8,869	7,092	5,507
Interest on indebtedness (including amortization of debt expense)	1,150,416	915,693	879,953	726,025	667,679
Interest capitalized	37,270	34,073	15,502	15,546	11,059
Preferred distributions of consolidated subsidiaries	21,580	26,979	28,080	21,220	12,044

Fixed Charges	$1,218,298	$985,797	$932,404	$769,883	$696,289
Add: Preferred Stock Dividends	55,075	77,695	73,854	42,346	55,138

Fixed Charges and Preferred Stock Dividends	$1,273,373	$1,063,492	$1,006,258	$812,229	$751,427

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.44x	1.56x	1.40x	1.51x	1.50x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations including income from minority interests and our share of pre-tax income from 50%, or greater than 50%, owned unconsolidated entities which have fixed charges, and including distributed operating income from less than 50% owned unconsolidated joint ventures instead of income from the less than 50% owned unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, and amortization of debt issue costs.

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  Exhibit 12.1
SIMON PROPERTY GROUP, INC. Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (in thousands)